Filed Pursuant to Rule 253(g)(2)

File No. 024-10690

Fundrise For-Sale Housing eFund, Washington DC, LLC

SUPPLEMENT NO. 10 DATED OCTOBER 20, 2020

TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFund, LLC (“we”, “our”, “us” or the “Company”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the status of our redemption plan as it relates to a potential merger with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC and Fundrise National For-Sale Housing eFund, LLC.

Status of our Redemption Plan / Merger

As previously disclosed, our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger (the “merger”) with affiliates of our sponsor, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund — Los Angeles CA, LLC. In connection with the merger, our Manager has determined to temporarily waive certain provisions of our redemption plan, effective from October 20, 2020 until consummation of the merger, to allow our shareholders to redeem their shares:

1.	Without any discount to the per share price for our common shares in effect at the time of the redemption request, and

2.	Without any limits on the number of shares that may be redeemed pursuant to a redemption request.

Further, in connection with the merger, we expect to accelerate outstanding redemption requests that are not otherwise eligible for redemption under the terms of our redemption plan. All other provisions of the redemption plan remain unchanged and our entire redemption plan can be found here.

The waiver to certain provisions of the redemption plan applies to all currently outstanding redemption requests and to any redemption request submitted prior to the consummation of the merger. We intend to cease accepting redemption requests on or before approximately November 15, 2020, roughly two weeks prior to the consummation of the merger, which we anticipate will occur on or around November 30, 2020. All redemption requests will be redeemed based on the per share price for our common shares in effect at the time of the redemption request.

In connection with the merger, we expect to update our net asset value per common share (“NAV”) as of the merger effective date, which may be different than our current NAV of $10.15. We expect to disclose this new projected NAV as of the merger effective date in advance of the merger effective date and before the processing of redemption requests, thereby providing shareholders who have submitted a redemption request with the opportunity to withdraw such request after being informed of the new projected NAV.